SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(RULE 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 2)

MICREL, INCORPORATED

(NAME OF SUBJECT COMPANY (ISSUER))

MICREL, INCORPORATED

(NAME OF FILING PERSON (OFFEROR))

OPTIONS TO PURCHASE COMMON STOCK, NO PAR VALUE

(TITLE OF CLASS OF SECURITIES)

594793101

(CUSIP NUMBER OF CLASS OF SECURITIES)

RAYMOND D. ZINN

PRESIDENT AND CHIEF EXECUTIVE OFFICER

2180 FORTUNE DRIVE

SAN JOSE, CALIFORNIA 95131

(408) 944-0800

(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE

NOTICES AND COMMUNICATIONS ON BEHALF OF THE FILING PERSON)

COPY TO:

PATRICK A. POHLEN, ESQ.

LATHAM & WATKINS LLP

140 SCOTT DRIVE

MENLO PARK, CALIFORNIA 94025

(650) 328-4600

CALCULATION OF FILING FEE

TRANSACTION VALUATION*	AMOUNT OF FILING FEE**
$7,508,169.76	$418.96

*	Calculated solely for purposes of determining the filing fee. The calculation of the Transaction Valuation assumes that all outstanding options to purchase shares of Micrel, Incorporated common stock that may be eligible for exchange in the offer will be exchanged pursuant to the offer. These options cover an aggregate of 4,513,451 shares of Micrel, Incorporated common stock and have an aggregate value of $7,508,169.76 as of September 28, 2009, calculated using the Black-Scholes option pricing model.
**	The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #5 for fiscal year 2009, issued March 11, 2009, equals $55.80 per $1,000,000 of the aggregate amount of the Transaction Valuation. The Transaction Valuation set forth above was calculated for the sole purpose of determining the filing fee and should not be used for any other purpose.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$418.96	Filing party:	Micrel, Incorporated
Form or Registration No.:	Schedule TO	Date Filed:	October 2, 2009

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer).

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

This Amendment No. 2 (this “Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO filed by Micrel, Incorporated (“Micrel”) with the Securities and Exchange Commission on October 2, 2009, as previously amended and supplemented on October 22, 2009 (as amended, the “Schedule TO”). Pursuant to Rule 12b-15 under the Securities Exchange Act of 1934, as amended, this Amendment No. 2 amends and restates only the items and exhibits to the Schedule TO that are being amended and restated, and unaffected items and exhibits are not included herein. This Amendment No. 2 is the final amendment to the Schedule TO and reports the results of the tender offer. This Amendment No. 2 is filed in satisfaction of the reporting requirements of Rule 13e-4(c)(4) promulgated under the Exchange Act.

Item 4.	Terms of the Transaction

(a)	Material Terms

Item 4 of the Schedule TO is hereby amended and supplemented to add the following information:

“The option exchange expired on October 30, 2009 at 11:59 P.M. Pacific Time. A total of 286 eligible employees participated in the option exchange. Pursuant to the terms and conditions of the option exchange, Micrel accepted for exchange options to purchase an aggregate of 2,709,359 shares of Micrel common stock, representing 60.1% of the total number of options eligible for exchange. All surrendered options were cancelled effective as of the expiration of the option exchange, and immediately thereafter, in exchange therefor: (i) Micrel granted new options with an exercise price of $7.47 per share (representing the per share closing price of Micrel common stock on October 30, 2009, as reported on the Nasdaq Global Select Market) to purchase an aggregate of 1,122,501 shares of Micrel common stock under the 2003 Incentive Award Plan of Micrel, Incorporated; and (ii) Micrel will promptly make cash payments in the aggregate amount of $20,218.35 (less applicable withholdings and without interest).”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 2, 2009	MICREL, INCORPORATED

	By:	/S/ ROBERT J. BARKER
		Name:	Robert J. Barker
		Title:	Vice President, Corporate Business Development and Human Resources